UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes          No  X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Mr. President
Comisión Nacional de Valores
Mr. Alejandro Vanoli
S          /          D

Buenos Aires, May 2, 2011

Re:	Relevant fact. Empresa Distribuidora y Comercializadora Norte S.A. (Edenor), Refinancing of loan agreements.

Dear Mr. President:

I hereby address the Argentine Securities Commission, in my capacity as attorney-in-fact of Empresa Distribuidora y Comercializadora Norte S.A. (the “Company”), to inform you that on April 29, 2011, the Company refinanced the loans granted to its subsidiaries (EDEN, EDELAR, EDESA and EDESAL) at the moment of their acquisition with the purpose of restructuring their financial debts.  The refinanced loans amount to Ps. 80,000,000 in the case of EDEN; Ps. 31,178,000 in the case of EDELAR; Ps. 131,319,500 in the case of EDESA and Ps. 37,502,500 in the case of EDESAL; each with an annual rate of 16%, to be repaid semiannually on October 31, 2011 and April 30, 2012, and for a term of one year.  All the loans have been executed within normal market standards for this type of transactions.

María Belén Gabutti
Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)
Avenida del Libertador  6363  – Buenos Aires, C1428ARG – Argentina – Tel.: 4346-5057 – Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Empresa Distribuidora y Comercializadora Norte S.A.
By: /s/ Luis Pablo Rogelio Pagano
Luis Pablo Rogelio Pagano
Chief Financial Officer

Date: May 3, 2011